SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                              17 February 2003


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              71 Lombard Street
                              London EC3P 3BS
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________


                           Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 17 February 2003 re:  Directorate Change



25/03   17 February 2003


LLOYDS TSB GROUP BOARD CHANGES


Clive Butler and Sheila Forbes, who joined the board as non-executive directors in 1993 and 1994 respectively, will leave the board at the annual general meeting in April 2003. As previously announced, Kent Atkinson will also retire as a director at the same time.

The board is considering the appointment of new non-executive directors and a further announcement will be made in due course.


                                      - ends -


For further information:

Lloyds TSB Press Office

020 7626 1500


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     17 February 2003